Filed Pursuant to Rule 424B5
Registration No. 333-133728

Prospectus Supplement to Prospectus dated May 1, 2006.

3,500,000 Shares

Greenhill & Co., Inc.

Common Stock

All of the shares of our common stock in the offering are being sold by the selling stockholders identified in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol ‘‘GHL’’. The last reported sale price of our common stock on May 8, 2006 was $71.42 per share.

Investing in the common stock involves certain risks. See ‘‘Risk Factors’’ beginning on page 5 of our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$71.00	$248,500,000
Underwriting discount	$2.84	$9,940,000
Proceeds, before expenses, to the selling stockholders	$68.16	$238,560,000

To the extent that the underwriters sell more than 3,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 525,000 shares from the selling stockholders at the initial price to the public less the underwriting discount.

Upon completion of this offering, our managing directors and their affiliated entities will collectively own 55% of the total shares of common stock outstanding (or 53% if the underwriters’ option to purchase additional shares is exercised in full).

The underwriters expect to deliver the shares against payment in New York, New York on May 12, 2006.

Goldman, Sachs & Co.

UBS Investment Bank
JPMorgan
Keefe, Bruyette & Woods

Wachovia Securities

Prospectus Supplement dated May 8, 2006.

 ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our common stock. The second part, the accompanying prospectus, gives more general information about the common stock certain of our stockholders may offer from time to time.

The terms ‘‘Greenhill’’, ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to Greenhill & Co., Inc. and its consolidated subsidiaries.

 PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the risks of investing in our common stock discussed in the incorporated documents.

Greenhill

Greenhill is an independent investment banking firm that (i) provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters and (ii) manages merchant banking and venture capital funds and commits capital to those funds. We act for clients located throughout the world from offices in New York, London, Frankfurt and Dallas.

We were established in 1996 by Robert F. Greenhill, the former President of Morgan Stanley and former Chairman and Chief Executive of Smith Barney. Since its founding, Greenhill has grown steadily, recruiting a number of managing directors from major investment banks (as well as senior professionals from other institutions), with a range of geographic, industry or transaction specialties and different sets of corporate management and other relationships. As part of this expansion, we opened a London office in 1998, raised our first merchant banking fund in 2000, opened a Frankfurt office later in 2000 and began offering financial restructuring advice in 2001. On May 11, 2004, we converted from a limited liability company to a corporation, and completed an initial public offering of our common stock. We opened our Dallas office in April 2005 and completed the closing of our second merchant banking fund in June 2005. In March of 2006, we launched our new venture capital fund, Greenhill SAVP. As of May 1, 2006, we had 35 managing directors and senior advisors globally and had agreed to hire two more managing directors who are expected to start shortly.

THE OFFERING

Common stock offered by the selling stockholders	3,500,000 shares.

Common stock outstanding before and after this offering	29,079,066 shares.

Underwriters’ option to purchase additional shares from the selling stockholders	525,000 shares.

Voting rights	One vote per share.

Offering price	$71.00 per share.

Use of proceeds	We will not receive any proceeds from this offering.

Dividend policy	In January of 2006, our Board of Directors declared a dividend of $0.16 per share, which was payable on March 15, 2006 to stockholders of record as of February 22, 2006, and in April of 2006, our Board of Directors declared a dividend of $0.16 per share, which is payable on June 14, 2006 to stockholders of record as of May 24, 2006. The declaration of these and any other dividends and, if declared, the amount of any such dividends, will be subject to our actual future earnings and capital requirements and to the discretion of our Board of Directors. For a discussion of the factors that will affect the determination by our Board of Directors to declare dividends, see ‘‘Dividend Policy’’.

New York Stock Exchange symbol	GHL

Except as otherwise indicated, all amounts with respect to the volume, number and market share of mergers and acquisitions transactions and related ranking information incorporated by reference into this prospectus supplement or the accompanying prospectus have been derived from information compiled and classified by Thomson Financial.

Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the sale of up to 525,000 shares of common stock that the underwriters have the option to purchase from the selling stockholders.

 USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of the shares of common stock offered hereby. We will not receive any proceeds from the offering.

 DIVIDEND POLICY

Dividends declared per common share were $0.44 in the aggregate in 2005. Dividend equivalents of $0.4 million were recorded in 2005 on the restricted stock units that are expected to vest. Additionally, in January 2006 and April 2006, our Board of Directors declared separate quarterly dividends of $0.16 per share for an aggregate of $0.32 per share.

The declaration of any dividend and, if declared, the amount of any such dividend, will be subject to our actual future earnings and capital requirements and to the discretion of our Board of Directors. Our Board of Directors will take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board of Directors may deem relevant.

 CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006. This table should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and notes thereto included in each of our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the three months ended March 31, 2006, each of which is incorporated by reference in this prospectus supplement. Our capitalization will not be affected by this offering.

As of March 31, 2006
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized and 30,893,437 shares issued and outstanding (1)	$308,934
Restricted stock units	13,017,856
Additional paid-in capital	110,505,545
Retained earnings	80,898,137
Accumulated other comprehensive (loss) income	(2,639,874)
Treasury stock, at cost, par value $0.01 per share; 1,764,871 shares	(65,165,363)
Total stockholders’ equity	136,925,235
Total capitalization	$136,925,235

(1)	Includes 1,837,671 shares repurchased and held in treasury as of April 28, 2006.

 SELLING STOCKHOLDERS

All of the shares of common stock being offered hereby are being offered by managing directors of Greenhill or their affiliates.

The following table sets forth as of the date of this prospectus supplement certain information regarding the number of shares of common stock to be sold in the offering by each selling stockholder and each selling stockholder’s beneficial ownership of our common stock:

•	immediately prior to the consummation of this offering; and

•	as adjusted to reflect the sale of the shares of our common stock.

Each selling stockholder, except as indicated in the notes to the table, is a managing director of Greenhill. In accordance with the rules of the Securities and Exchange Commission, ‘‘beneficial ownership’’ includes voting or investment power with respect to securities. The percentage of beneficial ownership reflected in the following table is based on 29,079,266 shares of common stock outstanding as of April 26, 2006. The address for each listed stockholder (except as otherwise specified) is: c/o Greenhill & Co., Inc., 300 Park Avenue, 23rd Floor, New York, New York 10022. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Shares Beneficially Owned Before This Offering		Shares of Common Stock to be Sold(1)		Shares Beneficially Owned After Offering(1)
Selling Stockholders	Number	Percent	Number	Percent	Number	Percent
Robert F. Greenhill(2)	6,021,211	20.7%	1,112,918	3.8%	4,908,293	16.9%
Scott L. Bok(3)	1,875,721	6.5%	346,695	1.2%	1,529,026	5.3%
Simon A. Borrows	1,875,998	6.5%	346,746	1.2%	1,529,252	5.3%
Robert H. Niehaus(4)	1,414,608	4.9%	260,634	0.9%	1,153,974	4.0%
John D. Liu	150,155	0.5%	27,754	0.1%	122,401	0.4%
Timothy M. George(5)	1,875,840	6.5%	346,715	1.2%	1,529,125	5.3%
James R. C. Lupton(6)	1,875,999	6.5%	346,745	1.2%	1,529,254	5.3%
James Blyth	801,354	2.8%	400,677	1.4%	400,677	1.4%
Jeffrey F. Buckalew	208,076	0.7%	32,000	0.1%	176,076	0.6%
Brian J. Cassin(7)	208,064	0.7%	38,457	0.1%	169,607	0.6%
Gregory R. Miller	150,155	0.5%	27,754	0.1%	122,401	0.4%
Harvey R. Miller(8)	287,970	1.0%	143,985	0.5%	143,985	0.5%
Richard Morse	244,101	0.8%	45,119	0.2%	198,982	0.7%
V. Frank Pottow	150,155	0.5%	27,754	0.1%	122,401	0.4%
Gregory G. Randolph	158,830	0.5%	29,357	0.1%	129,473	0.4%
Bradley A. Robins	234,042	0.8%	43,258	0.1%	190,784	0.7%
Harold J. Rodriguez, Jr.(9)	110,553	0.3%	20,434	0.1%	90,119	0.3%
Colin T. Roy	827,405	2.8%	152,932	0.5%	674,473	2.3%
David A. Wyles	208,064	0.7%	38,457	0.1%	169,607	0.6%
Michael A. Kramer(10)	236,609	0.8%	236,609	0.8%	-0-	—

(1)	Assumes that the underwriters have exercised their option to purchase 525,000 shares of common stock in full.

(2)	Robert F. Greenhill’s beneficial ownership is calculated by attributing to him all shares of our common stock owned by two entities controlled by him. The first entity is Greenhill Family Limited Partnership, a Delaware limited partnership, which owns 4,847,146 of our shares of which 895,913 shares will be sold in this offering. The second entity is Riversville Aircraft Corporation II, a Delaware corporation, which owns 1,174,065 of our shares of which 217,005 shares will be sold in this offering. Mr. Greenhill expressly disclaims beneficial ownership of the shares of common stock held by members of his family in Greenhill Family Limited Partnership.

(3)	Includes 175,000 shares owned by the Bok Family Foundation, all of which will be sold by the Bok Family Foundation in this offering.

(4)	Includes 140,000 shares owned by the Robert H. Niehaus and Kate Niehaus Foundation (‘‘Niehaus Foundation’’), all of which will be sold by the Niehaus Foundation in this offering. Also includes 4,500 shares held in three trusts of which Mr. Niehaus’ children are beneficiaries. Mr. Niehaus expressly disclaims beneficial ownership of the 4,500 shares of common stock held by the trusts.

(5)	Includes 166,072 shares held in two trusts of which Mr. George is a co-trustee. The trusts will sell in aggregate 30,696 shares in this offering.

(6)	Includes 129,554 shares owned by Mr. Lupton’s wife, all of which will be sold in this offering.

(7)	Includes 60,000 shares owned by a trust established for the benefit of Mr. Cassin and his family. Mr. Cassin disclaims beneficial ownership of the shares held by the trust.

(8)	Includes 30,000 shares owned by the Harvey R. and Ruth Miller Charitable Fund all of which will be sold by the Harvey R. and Ruth Miller Charitable Fund in this offering.

(9)	Includes 30,000 shares owned by Mr. Rodriguez’s wife, of which 20,434 shares will be sold in this offering.

(10)	Mr. Kramer is a former managing director of the Company. Mr. Kramer’s address is c/o Kramer Capital Partners, LLC, 750 Washington Blvd., 6th floor, Stamford, CT 06901.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes certain material U.S. federal income tax consequences of the ownership and disposition of our common stock. This discussion applies only to holders that hold shares of our common stock as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding our common stock as part of a ‘‘straddle,’’ ‘‘hedge,’’ ‘‘conversion’’ or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	holders that own, or that are deemed to own, more than 5% of our common stock;

•	certain former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•	persons subject to the alternative minimum tax.

This discussion is based on the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Tax Consequences to U.S. Holders

As used herein, the term ‘‘U.S. holder’’ means a beneficial owner of our common stock that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Taxation of Distributions on Common Stock

Distributions paid on our common stock, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the U.S. holder and taxable as ordinary income when actually or constructively received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. holder’s investment, up to the U.S. holder’s tax basis in the common stock. Any remaining excess will be treated as a capital gain. Subject to certain limitations and restrictions, dividends received by corporate U.S. holders will be eligible for the dividends received deduction. Under recently enacted legislation, dividends received by noncorporate U.S. holders on common stock may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. holders should consult their own tax advisers regarding the implications of this new legislation in their particular circumstances.

Sale or Other Disposition of Common Stock

Gain or loss realized by a U.S. holder on the sale or other disposition of our common stock will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock is greater than one year. The amount of the U.S. holder’s gain or loss will be equal to the difference between the U.S. holder’s tax basis in the common stock disposed of and the amount realized on the disposition.

Tax Consequences to Non-U.S. Holders

As used herein, the term ‘‘non-U.S. holder’’ means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

A non-U.S. holder does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

Dividends

Dividends paid by the company to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional ‘‘branch profits tax’’ imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	the Company is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

The Company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Federal Estate Tax

An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments of dividends on the common stock and the proceeds from a sale or other disposition of the common stock. A U.S. holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A non-U.S. holder may be subject to United States backup withholding tax on these payments unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS

 UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	1,960,000
UBS Securities LLC	490,000
J.P. Morgan Securities Inc.	350,000
Keefe, Bruyette & Woods, Inc.	350,000
Wachovia Capital Markets, LLC	350,000
Total	3,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 525,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 525,000 additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$2.84	$2.84
Total	$9,940,000	$11,431,000

Shares sold by the underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.704 per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.100 per share from the public offering price. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms.

Each of the company, its directors and officers and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through a date that is not less than one year after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to the shares of common stock underlying any of the restricted stock units received by other employees of the company.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. ‘‘Covered’’ short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. ‘‘Naked’’ short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a)    it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)    it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time :

(a)    to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)    in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of shares to the public’’ in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to person outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Because the shares are being offered by the company, a parent of Greenhill & Co., LLC, an NASD member, the offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules of the NASD. In addition, because certain officers of Greenhill are also employees of Greenhill & Co., LLC, Greenhill & Co., LLC is deemed by the NASD to be participating in this public offering, and as a result, Greenhill & Co., LLC has a ‘‘conflict of interest’’ with Greenhill under NASD Rule 2720. As previously stated, this offering will be made in compliance with Rule 2720.

The underwriters will not be permitted to sell shares in this offering to accounts over which the underwriters exercise discretionary authority without the prior written approval of the customer.

The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

The company and each of the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have been, from time to time, retained as underwriters for securities offerings of certain portfolio companies in which Greenhill or its affiliates hold minority equity interests and to perform various financial advisory services and may in the future perform investment banking services for the company, for which they received or will receive customary fees and expenses.

 VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered hereby has been passed upon for Greenhill & Co., Inc. by Davis Polk & Wardwell, New York, New York. Ms. Ulrika Ekman, the General Counsel of Greenhill, was a partner of Davis Polk & Wardwell until joining Greenhill in May 2004. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP.

 EXPERTS

The consolidated financial statements of Greenhill as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 incorporated by reference in this prospectus supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports appearing therein, and have been so included in reliance on the reports of said firm, given on the authority of said firm as experts in auditing and accounting.

Except as otherwise indicated, all amounts with respect to the volume, number and market share of mergers and acquisitions transactions and related ranking information incorporated by reference in this prospectus supplement have been derived from information compiled and classified by Thomson Financial.

PROSPECTUS

4,025,000 Shares

Greenhill & Co., Inc.

COMMON STOCK

Certain selling stockholders may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each time any securities are offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of the selling stockholders. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

You should carefully read this prospectus and any supplement, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol ‘‘GHL’’.

Investing in our common stock involves certain risks. See ‘‘Risk Factors’’ beginning on page 5 of our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 1, 2006

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms ‘‘Greenhill’’, ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to Greenhill & Co., Inc and, unless the context otherwise requires, its consolidated subsidiaries.

About this Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (‘‘SEC’’) utilizing a ‘‘shelf’’ registration process. Under this shelf process, certain of our stockholders may sell the common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the common stock. Each time our stockholders sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading ‘‘Where You Can Find More Information.’’

 GREENHILL

Overview

Greenhill is an independent investment banking firm that (i) provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters and (ii) manages merchant banking and venture capital funds and commits capital to those funds. We act for clients located throughout the world from offices in New York, London, Frankfurt and Dallas.

We were established in 1996 by Robert F. Greenhill, the former President of Morgan Stanley and former Chairman and Chief Executive of Smith Barney. Since its founding, Greenhill has grown steadily, recruiting a number of managing directors from major investment banks (as well as senior professionals from other institutions), with a range of geographic, industry or transaction specialities and different sets of corporate management and other relationships. As part of this expansion, we opened a London office in 1998, raised our first merchant banking fund in 2000, opened a Frankfurt office later in 2000 and began offering financial restructuring advice in 2001. On May 11, 2004, we converted from a limited liability company to a corporation, and completed an initial public offering of our common stock. We opened our Dallas office in April 2005 and completed the closing of our second merchant banking fund in June 2005. In April of 2006, we launched our new venture capital fund, Greenhill SAVP. As of May 1, 2006, we had 35 managing directors and senior advisors globally and had agreed to hire two more managing directors who are expected to start shortly.

Principal Sources of Revenue

Our principal sources of revenue are financial advisory and merchant banking fund management.

Financial Advisory

We provide a broad range of advice to global clients in relation to domestic and cross-border mergers, acquisitions, restructurings and similar corporate finance matters and are generally involved at each stage of these transactions, from initial structuring to final execution. Our focus is on providing high-quality advice to senior executive management and boards of directors of prominent large and mid-cap companies in transactions that typically are of the highest strategic and financial importance to those companies. We advise clients on strategic matters, including acquisitions, divestitures, defensive tactics, special committee assignments and other important corporate events. We provide advice on valuation, tactics, industry dynamics, structuring alternatives, timing and pricing of transactions, and financing alternatives. Where requested to do so, we may provide an opinion regarding the fairness of a transaction. In our restructuring practice, we advise debtors, creditors and companies experiencing financial distress as well as potential acquirors of distressed companies and assets. We provide advice on valuation, restructuring alternatives, capital structures, and sales or recapitalizations. We also assist those clients who seek court-assisted reorganizations by developing and seeking approval for plans of reorganization as well as the implementation of such plans. In providing financial advisory services, we draw on the extensive experience, corporate relationships and industry expertise of our managing directors and senior advisors.

Financial advisory revenues accounted for 49%, 64% and 86% of our revenues in the first quarter of 2006 and in fiscal years 2005 and 2004, respectively. Non-U.S. clients are a significant part of our business, generating 56% and 46% of our advisory revenues in 2005 and 2004, respectively. We generate revenues from our financial advisory services by charging our clients fees consisting principally of fees paid upon the successful conclusion of a transaction, fees paid upon the announcement of a transaction, fees paid upon the commencement of an engagement and, in connection principally with restructuring assignments, monthly retainer fees.

Merchant Banking Fund Management

Our merchant banking fund management activities currently consist primarily of management of and investment in Greenhill’s merchant banking funds, Greenhill Capital Partners I (or ‘‘GCP I’’) and Greenhill Capital Partners II (or ‘‘GCP II’’, and collectively ‘‘Greenhill Capital Partners’’ or ‘‘GCP’’), a family of merchant banking funds that invest in portfolio companies. Merchant banking funds are private investment funds raised from contributions by qualified institutional investors and financially sophisticated individuals. The funds make substantial, sometimes controlling, investments, generally in non-public companies and typically with a view toward divesting within 3 to 5 years. We pursue merchant banking fund management activities in addition to our financial advisory activities because we believe such activities can generate attractive returns on the firm’s capital, and because we can further leverage our managing directors’ industry knowledge and corporate relationships to pursue these investment activities. We believe we can pursue merchant banking opportunities without creating conflicts with our advisory clients by typically focusing on significantly smaller companies than those with respect to which we seek to provide financial advice. Our merchant banking funds typically make controlling or influential minority investments of $10 million to $75 million in companies with valuations that are between $50 million and $500 million at the time of investment. Our funds have invested a substantial portion of their capital in the energy, financial services and telecommunications industries. We expect to expand our merchant banking fund management activities over time.

Merchant banking revenues accounted for 51%, 36% and 14% of our revenues in the first quarter of 2006 and in fiscal years 2005 and 2004, respectively. We generate merchant banking revenue from (i) management fees paid by the funds, (ii) gains (or losses) on our investments in the merchant banking funds, and (iii) profit overrides. We charge management fees to all non-affiliated investors in each of our funds and all employees in our second fund. We may also earn gains (or losses) from our capital investment in our merchant banking funds depending upon the performance of the funds. Our investments in our merchant banking funds generate realized and unrealized investment gains (or losses) based on our allocable share of earnings generated by the funds. As the general partner of our merchant banking funds we make investment decisions for the funds and are entitled to receive an override on the profits of the funds.

We began our merchant banking activities in 2000 with the establishment of GCP I, which had total committed capital of $423 million. In 2005 we expanded our merchant banking activities with the closing of our second merchant banking fund, GCP II, which had total committed capital of $875 million. The firm has committed approximately 10%, or $88.5 million, to GCP II and our managing directors and other employees have committed an additional $136 million to that fund.

In April of 2006, we completed the initial closing of a venture capital fund, Greenhill SAVP (or "GSAVP"), with $80 million of committed capital. The firm has committed $11 million to GSAVP, and our managing directors and other professionals have committed an additional $20 million to GSAVP.

Our principal executive offices are located at 300 Park Avenue, 23rd Floor, New York, New York 10022, and our telephone number is (212) 389-1500. We maintain a website at www.greenhill-co.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

 WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to ‘‘incorporate by reference’’ the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14 or 15 (d) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), on or after the date of this prospectus and prior to the termination of the offering under this prospectus:

(a)	Current Reports on Form 8-K filed on January 31, 2006 and April 6, 2006;

(b)	Quarterly Report on Form 10-Q dated March 31, 2006;

(c)	Annual Report on Form 10-K for the year ended December 31, 2005; and

(d)	Registration Statement on Form 8-A dated April 20, 2004

You may request a copy of these filings at no cost, by writing or telephoning:

Investor Relations

Greenhill & Co., Inc.

300 Park Avenue
23rd Floor
New York, New York 10022
Telephone: (212) 389-1800
E-mail Address: Investorrelations@greenhill-co.com

 SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as ‘‘may’’, ‘‘might’’, ‘‘will’’, ‘‘should’’, ‘‘expect’’, ‘‘plan’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘estimate’’, ‘‘predict’’, ‘‘potential’’ or ‘‘continue’’, the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks outlined under ‘‘Risk Factors’’ in our Annual Report on Form 10-K for the year ended December 31, 2005 (the ‘‘10-K’’), which is incorporated by reference into this prospectus.

These risks are not exhaustive. Other sections of this prospectus, any prospectus supplement and the documents incorporated by reference may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this filing to conform our prior statements to actual results or revised expectations.

Forward-looking statements include, but are not limited to, the following:

•	the statements about (i) our expectation that our total compensation and benefits, including that payable to our managing directors, will not exceed 50% of total revenues in the 10-K under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Compensation and Benefits’’ and ‘‘Notes to Consolidated Financial Statements—Pro Forma Financial Information’’ and (ii) our expectation to make certain principal investments and our expectation of revenues from a profit override and from gains on investments of our capital beginning in 2004 in the 10-K under ‘‘Business—Principal Sources of Revenue—Merchant Banking Fund Management’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources’’;

•	the statement about our expectation of benefits from a sustained increase in M&A volume in the 10-K under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Environment’’;

•	the statement about our expectation of a decline in financial distressed-driven business in the 10-K under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Advisory Revenues’’;

•	the statement about our expectations that we will expand our merchant banking management business in the 10-K under ‘‘Overview—Merchant Banking Fund Management’’;

•	the statement about new managing directors add incrementally to our revenue and income growth potential in the 10-K under ‘‘Management’s Discussion Analysis of Financial Condition and Results of Operations—Overview’’;

•	the statements about our expectations that the management fees and profit overrides we earn in our merchant banking management business will or could increase in the 10-K under ‘‘Management’s Discussion Analysis of Financial Condition and Results of Operations—Merchant Banking Fund Management’’;

•	the statement about our expectation that operating costs will increase as we grow our business in the 10-K under ‘‘Management’s Discussion Analysis of Financial Condition and Results of Operations—Non-Compensation Costs’’: and

•	the discussion of our ability to meet liquidity needs without maintaining significant cash balances in the 10-K under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources’’.

 DESCRIPTION OF CAPITAL STOCK

General Matters

The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries thereof and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the 10-K, which is incorporated by reference into this prospectus.

Our authorized capital stock currently consists of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value.

Common Stock

As of April 26, 2006, there were 29,079,266 shares of common stock outstanding.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See ‘‘Dividend Policy’’. In the event of liquidation, dissolution or winding up of Greenhill, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. As of April 21, 2006, there were 34 holders of record of our common stock.

Preferred Stock

The Board of Directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Greenhill without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, Greenhill has no plans to issue any of the preferred stock.

Voting

The affirmative vote of a majority of the shares of our capital stock present, in person or by written proxy, at a meeting of stockholders and entitled to vote on the subject matter will be the act of the stockholders.

Our amended and restated certificate of incorporation may be amended in any manner provided by the Delaware General Corporation Law. The Board of Directors has the power to adopt, amend or repeal our amended and restated bylaws.

Action by Written Consent

Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the consent to such action in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

Anti-Takeover Effects of Delaware Law

Greenhill is subject to the ‘‘business combination’’ provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various ‘‘business combination’’ transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date, the business combination is approved by the Board of Directors and

•	authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A ‘‘business combination’’ is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an ‘‘interested stockholder’’ is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Greenhill and, accordingly, may discourage attempts to acquire Greenhill even though such a transaction may offer Greenhill’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation provides that a director of Greenhill will not be liable to Greenhill or its shareholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. Our amended and restated certificate of incorporation also provides for indemnification, to the fullest extent permitted by law, by Greenhill of any person made or threatened to be made a party to, or who is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Greenhill, or at the request of Greenhill, serves or served as a director or officer of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our amended and restated certificate of incorporation also provides that, to the extent authorized from time to time by our Board of Directors, Greenhill may provide indemnification to any one or more employees and other agents of Greenhill to the extent and effect determined by the Board of Directors to be appropriate and authorized by the Delaware General Corporation Law. Our amended and restated certificate of incorporation also permits us to purchase and maintain insurance for the foregoing and we expect to maintain such insurance.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol ‘‘GHL’’.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

 USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the selling stockholders will receive all of the net proceeds from the sale of the shares of common stock offered by this prospectus. We will not receive any proceeds from the offering contemplated by this prospectus.

 VALIDITY OF SECURITIES

The validity of the common stock in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell. Ms. Ulrika Ekman, the General Counsel of Greenhill, was a partner of Davis Polk & Wardwell until joining Greenhill in May 2004.

 EXPERTS

The consolidated financial statements of Greenhill as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports appearing therein, and have been so included in reliance on the reports of said firm, given on the authority of said firm as experts in auditing and accounting.

Except as otherwise indicated, all amounts with respect to the volume, number and market share of mergers and acquisitions transactions and related ranking information incorporated by reference in this prospectus have been derived from information compiled and classified by Thomson Financial.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

Prospectus

3,500,000 Shares

Greenhill & Co., Inc.

Common Stock

Goldman, Sachs & Co.
UBS Investment Bank
JPMorgan
Keefe, Bruyette & Woods
Wachovia Securities